UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group 2Q2026 Earnings Release Conference and Blackout Period

Shinhan Financial Group will be holding its 2Q2026 Earnings Release Conference on Thursday, July 23, 2026. The conference will be aired through live streaming on the internet – both PC and mobile. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Please note that from July 9, 2026 to July 23, 2026 is Blackout Period.

Details of the Earnings Release Conference are as follows :

- Agenda : 2Q2026 Earnings Release and Q&A

- Date : July 23, 2026 (Thursday)

- Time : 14:00 (Seoul Time)

- Format : Live streaming on the internet

- Language : Korean and English

(Simultaneous translations will be available for English-speaking participants)

- To participate in the Conference Call :

Log into Zoom → Join a Meeting → Enter Meeting ID (857 4960 3052) → Enter Password (260723) →

Enter your affiliation and name → Join → Click EN button at the bottom of the screen →

Click ‘Raise hand’ to request a question

Our 2Q2026 Earnings Release presentation material will be available at our website, www.shinhangroup.com and Youtube channel, https://bit.ly/SFG2Q2026YouTube, at the time of the web-cast and Q&A session.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 8, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer